SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2014

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

20, Sejong-Daero 9-gil, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Summary of 2014 3Q Business Report

On November 14, 2014, Shinhan Financial Group (“SFG”) filed its 2014 3Q Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

1. Introduction of the Group

Company History in 2009 through 2014

•	Jan. 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

•	Jun. 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

•	Sep. 2009 : SBJ became an indirect subsidiary of SFG

•	Oct. 2009 : Shinhan Bank Vietnam became an indirect subsidiary of SFG

•	Nov. 2009 : Liquidated Shinhan Finance Ltd., an indirect subsidiary of SFG

•	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

•	Jan. 2010 : Shinhan Data System became a direct subsidiary of SFG

•	Jun. 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	Jun. 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became an indirect subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank.

•	Dec. 2011 : Shinhan Savings Bank became a direct subsidiary of SFG

•	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary

•	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

•	Apr. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity.

Principal Subsidiaries under Korean Law (as of September 30, 2014)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan Savings Bank 2)	100.0%
Shinhan Data System	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
SHC Management 4)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.
3)	On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.
4)	Currently in liquidation proceedings.

Indirect subsidiaries held through direct subsidiaries (as of September 30, 2014)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited 1)	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Vietnam	100.0%
Shinhan Investment Corp.	Shinhan Investment America Inc.	100.0%
	Shinhan Investment Asia Ltd.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. 2)	8.5%
Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%
Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st 3)	5.0%
	Shinhan Private Equity Fund 2nd 4)	2.2%
	Shinhan-Stonebridge Petro Private Equity Fund 5)	0.6%

1)	Shinhan Financial Group and its subsidiaries currently own 93.3% of Shinhan Khmer Bank Limited
2)	Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
3)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
4)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.
5)	Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

Number of Shares (as of September 30, 2014)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	11,100,000

Total	485,299,587

2. Business Results

Operation Results	(KRW billion)

	3Q 2014 (Jan. 1 ~ Sep. 30)	FY2013 (Jan. 1 ~ Dec. 31)	FY2012 (Jan. 1 ~ Dec. 31)
Operating income	2,344.5	2,637.6	3,178.0
Equity in income(loss) of associates	31.2	7.3	27.5
Non-Operating Income(loss)	54.1	37.3	25.1
Earnings before income tax	2,429.8	2,682.1	3,230.6
Income taxes	570.7	622.6	738.7
Consolidated net income	1,859.1	2,059.6	2,491.9
Net income in majority interest	1,768.0	1,902.8	2,321.9
Net income in minority interest	91.0	156.8	170.0

Note) Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		3Q 2014				FY2013				FY2012
		Jan. 1 ~ Sep. 30				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	184,073.0	57.15	2,612.4	1.89	176,825.5	56.58	3,914.2	2.21	170,937.0	56.64	4,636.9	2.71
	Borrowings	12,035.0	3.74	149.4	1.66	13,054.6	4.18	229.3	1.76	14,463.2	4.79	293.5	2.03
	Debentures	36,428.7	11.31	994.5	3.64	38,303.2	12.26	1,521.5	3.97	39,763.3	13.18	1,740.2	4.38
	Other Liabilities	59,637.0	18.51	—	—	55,163.7	17.65	—	—	48,721.2	16.14	—	—

	Total Liabilities	292,173.7	90.71	—	—	283,347.0	90.67	—	—	273,884.7	90.75	—	—

	Total Stockholder’s Equity	29,905.6	9.29	—	—	29,159.3	9.33	—	—	27,920.0	9.25	—	—

	Total Liabilities & SE	322,079.3	100.00	—	—	312,506.3	100.00	—	—	301,804.7	100.00	—	—

Use	Currency & Due from Banks	19,355.8	6.01	175.5	1.21	17,264.0	5.52	200.9	1.16	15,655.9	5.19	246.7	1.58
	Loans	209,898.7	65.17	7,315.1	4.65	203,254.8	65.04	10,173.5	5.01	196,161.4	65.00	11,309.1	5.77
	Loans in KRW	162,738.9	50.53	5,332.9	4.37	156,496.7	50.08	7,435.5	4.75	150,826.8	49.97	8,334.2	5.53
	Loans in Foreign Currency	11,262.0	3.50	298.1	3.53	10,506.0	3.36	394.6	3.76	10,335.9	3.42	439.1	4.25
	Credit Card Accounts	17,433.6	5.41	1,283.3	9.81	17,445.2	5.58	1,763.8	10.11	17,507.8	5.80	1,834.0	10.48
	Others	18,464.2	5.73	400.8	2.89	18,806.9	6.02	579.6	3.08	17,490.9	5.80	701.9	4.01
	AFS Financial Assets	26,851.1	8.34	626.1	3.11	29,620.6	9.48	979.2	3.31	28,996.9	9.61	1,111.9	3.83
	HTM Financial Assets	11,752.6	3.65	388.1	4.40	11,197.0	3.58	527.9	4.71	11,790.5	3.91	594.7	5.04
	Other Assets	54,221.1	16.83	—	—	51,169.9	16.37	—	—	49,200.0	16.30	—	—

	Total Assets	322,079.3	100.00	—	—	312,506.3	100.00	—	—	301,804.7	100.00	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

ø	The main serial financial figures and indices for Sep. 30, 2014 listed herein may be subject to change.

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)	(KRW billion)

	Sep. 30, 2014	Dec. 31, 2013	Dec. 31, 2012
Aggregate Amount of Equity Capital (A)	26,062.6	25,605.8	25,075.7
Risk-Weighted Assets (B)	195,738.3	190,716.6	201,184.4
BIS Ratio (A/B)	13.32%	13.43%	12.46%

Note) Figs. from Dec. 31, 2013 based on Basel III, Figs. for Dec. 31, 2012 based on Basel I

Capital Adequacy Ratios (Subsidiaries)	(%)

Subsidiary	Capital Adequacy Ratio	Sep. 30, 2014	Dec. 31, 2013	Dec. 31, 2012
Shinhan Bank	BIS Capital Adequacy Ratio	16.21	16.29	15.83
Jeju Bank	BIS Capital Adequacy Ratio	14.70	15.95	15.89
Shinhan Card	Adjusted Equity Capital Ratio	29.54	30.41	27.43
Shinhan Investment Corp.	Net Capital Ratio	384.52	493.33	666.34
Shinhan Life Insurance	Risk Based Capital Ratio	257.63	253.06	287.70
Shinhan BNPP AM	Net Capital Ratio	598.47	599.75	583.21
Shinhan Capital	Adjusted Equity Capital Ratio	15.71	15.05	14.98
Shinhan Savings Bank	BIS Capital Adequacy Ratio	15.71	12.22	n/a

Notes :

•	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

•	Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio from Dec. 31, 2013. whereas, Basel II FIRB was applied for Dec. 31, 2012.

•	Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio from Dec. 31, 2013. whereas, Basel II TSA was applied for Dec. 31, 2012.

•	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

•	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

•	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation and Shinhan BNP Paribas Asset Management are required to maintain a minimum net capital ratio of 150%.

•	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

2) Liquidity

Won Liquidity Ratio	(KRW billion, %)

Company	Sep. 30, 2014			Dec. 31, 2013			Dec. 31, 2012
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	269.8	38.8	695.4	578.3	263.0	219.9	189.1	93.4	202.6
Shinhan Bank	5,764,726.7	4,343,884.2	132.7	53,589.9	41,699.5	128.5	56,506.3	41,131.1	137.4
Shinhan Card	14,305.1	3,384.8	422.6	14,490.7	3,902.1	371.4	15,472.3	3,420.9	452.3
Shinhan Investment Corp.	16,326.1	11,865.6	137.6	10,613.7	7,833.6	135.5	9,358.8	6,725.4	139.2
Shinhan Life Insurance	1,560.7	460.6	338.8	1,174.2	419.6	279.8	969.1	377.2	256.9
Shinhan Capital	619.4	356.5	173.8	510.9	221.1	231.1	587.5	161.3	364.1
Jeju Bank	77,293.9	59,568.6	129.8	937.3	559.0	167.7	9,984.0	6,511.8	153.3
Shinhan Savings Bank	170.5	122.9	138.7	257.4	91.8	280.2	—	—	—

Notes :

•	Shinhan Financial Group, Shinhan Bank and Jeju Bank: Due within 1 month

•	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments)*100

•	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank : Due within 3 months

•	Shinhan Financial Group figures are separate basis

Foreign Currency (FC) Liquidity Ratio	(USD thousand, %)

Company	Sep. 30, 2014			Dec. 31, 2013			Dec. 31, 2012
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	26,989,353	22,298,853	121.0	25,808,136	20,294,035	127.2	25,501,141	20,005,132	127.5
Shinhan Investment Corp.	1,251,419	924,301	135.4	451,293	390,614	115.5	450,807	417,150	108.1
Shinhan Capital	53,052	53,066	100.0	84,439	55,637	151.8	108,100	71,391	151.4
Jeju Bank	11,273	9,257	121.8	8,486	5,203	163.1	11,253	5,676	198.3

Notes :

•	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months

•	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS

•	Shinhan Financial Group figures are separate basis

3) Asset Quality

SFG Consolidated Basis	(KRW billion, %)

	Sep. 30, 2014	Dec. 31, 2013	Dec. 31, 2012
Total Loans	220,514.8	207,680.2	203,155.4
Substandard & Below	2,619.7	2,609.1	2,718.9
Substandard & Below Ratio	1.19	1.26	1.34
Non-Performing Loans	2,147.7	1,990.2	2,173.3
NPL Ratio	0.97	0.96	1.07
Substandard & Below Coverage Ratio	169.71	162.96	169.55
Loan Loss Allowance 1)	4,446.0	4,251.7	4,609.9
Substandard & Below Loans	2,619.7	2,609.1	2,718.9

Note) Including reserve for credit losses.

Separate Basis	(%)

	Sep. 30, 2014			Dec. 31, 2013			Dec. 31, 2012
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	1.07	0.87	155.62	1.16	0.90	149.22	1.08	0.87	171.32
Shinhan Card	1.72	1.21	294.08	1.53	1.00	314.75	2.14	1.64	248.83
Shinhan Investment Corp.	1.49	1.49	132.96	4.65	4.65	94.16	11.17	11.18	77.61
Shinhan Life Insurance	0.12	0.18	690.59	0.20	0.19	472.62	0.50	0.26	361.33
Shinhan Capital	2.90	4.11	86.91	2.23	1.88	111.21	2.98	1.91	95.84
Jeju Bank	1.94	1.68	88.77	1.53	1.49	102.47	1.49	1.47	100.62
Shinhan Savings Bank	13.44	11.82	35.64	17.70	13.64	33.30	—	—	—

Note) Including reserve for credit losses.

4) Write-Offs & Provision for Credit Losses

SFG Consolidated Basis

(KRW billion)

	Sep. 30, 2014	Dec. 31, 2013	Dec. 31, 2012
Allowance for loan losses	2,672.6	2,575.0	2,903.5
Allowance for acceptances and guarantees	103.1	93.0	77.8
Allowance for unused loan commitments	395.5	411.2	415.4
Other allowance	190.1	246.1	254.6

Total allowance	3,361.3	3,325.3	3,651.3

Write-offs	811.3	1,504.1	1,417.2

Shinhan Bank

(KRW billion)

	Sep. 30, 2014	Dec. 31, 2013	Dec. 31, 2012
Allowance for loan losses	1,514.5	1,502.1	1,649.8
Allowance for acceptances and guarantees	130.5	111.5	112.8
Allowance for unused loan commitments	66.8	80.3	78.1
Other allowance	116.4	180.0	168.8

Total allowance	1,828.2	1,873.9	2,009.5

Write-offs	346.7	750.8	695.6

Shinhan Card

(KRW billion)

	Sep. 30, 2014	Dec. 31, 2013	Dec. 31, 2012
Allowance for loan losses	735.9	673.5	777.4
Allowance for acceptances and guarantees	—	—	—
Allowance for unused loan commitments	315.2	318.6	328.5
Other allowance	59.3	52.7	46.7

Total allowance	1,110.4	1,044.8	1,152.6

Write-offs	402.1	647.5	511.6

5) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)	(KRW billion)

	Sep. 30, 2014	Dec. 31, 2013	Dec. 31, 2012
Debt	6,749.0	7,450.2	7,546.0
Equity	20,297.9	19,974.5	19,666.9
Debt to Equity Ratio	33.25%	37.30%	38.37%

Twenty Largest Exposures by Borrower

(KRW billion)

As of Sep. 30, 2014 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Bank of Korea	2,450	—	4,940	0	—	7,390
Ministry of Strategy & Finance	0	—	6,794	—	—	6,794
Korea Deposit Insurance Corporation	—	—	3,031	—	—	3,031
Korea Development Bank	16	11	2,462	—	—	2,488
Industrial Bank of Korea	777	21	1,581	—	—	2,379
Hyundai Heavy Industries Co., Ltd.	28	200	91	2,055	0	2,373
Korea Finance Corporation	—	—	1,638	—	—	1,638
Korea Land & Housing Corporation	0	—	1,482	—	—	1,482
Woori Bank	326	12	1,094	—	—	1,432
Korea Securities Finance Corporation	—	—	1,365	—	—	1,365
Hyundai Samho Heavy Industries Co., Ltd.	1	51	—	1,104	0	1,155
Samsung Heavy Industries Co., Ltd.	150	10	21	858	0	1,039
Korea Exchange Bank	509	—	425	0	—	934
Kookmin Bank	226	—	699	—	—	925
KEPCO	0	—	891	14	—	905
Hana Bank	109	10	783	—	—	902
KB Card	—	—	868	—	—	868
Hyundai Steel	465	245	113	11	0	834
Export-Import Bank of Korea	—	—	799	—	—	799
Korea Housing-Finance Corporation	0	—	789	—	—	790

Total	5,057	560	29,867	4,041	0	39,525

Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)

As of Sep. 30, 2014 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Heavy Industries	172	446	132	3,871	0	4,622
Samsung	554	1,161	1,010	1,510	0	4,236
Hyundai Motors	1,075	1,009	1,419	306	0	3,809
SK	618	1,103	1,088	946	0	3,756
Lotte	291	705	1,111	328	1	2,436
LG	641	394	345	772	0	2,152
POSCO	257	578	400	201	5	1,441
LS	177	389	195	625	0	1,385
GS	300	342	166	184	0	992
Hyosung	297	427	44	112	0	880

Total	4,383	6,554	5,911	8,855	7	25,710

Note) Some of the totals may not sum due to rounding

Loan and due from banks Concentration by Industry

(KRW billion)

As of Sep. 30, 2014 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	27,131	12%
Manufacturing	35,596	15%
Retail and wholesale	13,628	6%
Real Estate, leasing and service	18,194	8%
Construction	3,516	2%
Hotel and Restaurant	4,954	2%
Others	24,704	11%
Consumers	106,398	45%

Total	234,119	100%

Notes :

•	Including deposits and loans

•	Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)

Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Building of Steel Ships	188	156	90
B	Apartment Building Construction	171	139	118
C	Development and Subdividing of Residential Buildings	90	90	10
D	Building of Steel Ships	86	83	7
E	Building of Steel Ships	44	44	0
F	Renting of Non-Residential Buildings	32	32	2
G	Building of Steel Ships	38	31	24
H	Manufacture of Other Insulated Wire and Cable	30	30	7
I	Development and Subdividing of Residential Buildings	30	30	22
J	Building of Steel Ships	29	29	3
K	Other Civil Engineering Construction	29	29	24
L	Manufacture of Other Paper and Paperboard	27	26	8
M	Apartment Building Construction	22	22	9
N	Manufacture of Tires and Tubes	22	22	22
O	Building of Steel Ships	21	21	1
P	Manufacture of Sections for Ships	20	20	2
Q	Manufacture of Other Basic Iron and Steel n. e. c.	22	20	14
R	Apartment Building Construction	20	20	18
S	Development and Subdividing of Residential Buildings	19	19	7
T	Manufacture of Synthetic Resin and Other Plastic Materials	18	18	0

Total		956	879	386

Notes :

•	Consolidated basis as of Sep. 30, 2014.

•	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	3Q 20141)	FY2013	FY 2012
Audit Opinion	—	Unqualified	Unqualified

1)	For the third quarter of 2014, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
2014	KPMG Samjong Accounting Corp.	500 (annualized basis)	Review/Audit of Financial Statements	4,1562) Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	4102) hours
2013	KPMG Samjong Accounting Corp.	508	Review/Audit of Financial Statements	6,270 hours
	KPMG Samjong Accounting Corp.	140	K-IFRS Report Package Audit for Shinhan Savings Bank	1,511 hours
	KPMG Samjong Accounting Corp.	45	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2013	510 hours
2012	KPMG Samjong Accounting Corp.	498	Review/Audit of Financial Statements	6,380 hours
	KPMG Samjong Accounting Corp.	35	K-IFRS Report Package Audit for Shinhan Savings Bank	372 hours
	KPMG Samjong Accounting Corp.	70	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2012	690 hours

1)	Excluding value-added taxes.
2)	As of September 30, 2014.
*	In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW1,169 million(Excluding value-added taxes) for FY2014

4. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director	(As of Sep. 30, 2014)

Name	Month and Year of Birth	Position	Service Term
Dong Woo Han	November. 1948	- Chairman of Shinhan Financial Group - Board Steering Committee chair - Corporate Governance & CEO Recommendation Committee member	6 years starting from March 23, 2011

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

9 outside directors were appointed as board of directors at the 13th Annual General Meeting of Shareholders on March 26, 2014, of which 7 directors renewed their terms and 2 directors newly appointed.

Our non-executive directors are as follows: Director	(As of Sep. 30, 2014)

Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Jin Won Suh	April 1951	X	—	4 years starting from March 23, 2011
Hoon Namkoong	June 1947	O	Chairman of Board of Directors Risk Management Committee member Compensation Committee member Corporate Governance & CEO Recommendation Committee member	4 years starting from March 23, 2011
Boo In Ko	December 1941	O	Board Steering Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 28, 2013
Taeeun Kwon	January 1941	O	Audit Committee chair Corporate Governance & CEO Recommendation Committee member	4 years starting from March 23, 2011
Kee Young Kim	October 1937	O	Board Steering Committee member Risk Management Committee chair	4 years starting from March 23, 2011
Seok Won Kim	April 1947	O	Audit Committee member Board Steering Committee member Compensation Committee chair	4 years starting from March 23, 2011
Man Woo Lee	November 1954	O	Compensation Committee member Audit Committee member	2 years starting from March 26, 2014
Sang Kyung Lee	September 1945	O	Audit Committee member Corporate Governance & CEO Recommendation Committee chair	3 years starting from March 29, 2012
Jin Chung	March 1937	O	Board Steering Committee member	2 years starting from March 26, 2014
Haruki Hirakawa	November 1964	O	Compensation Committee member	4 years starting from March 23, 2011
Philippe Aguignier	September 1957	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	5 years starting from March 24, 2010

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Sep. 30, 2014)

Name	Month and Year of Birth	Position	In charge of

Hyung Jin Kim	August. 1958	Deputy President & Chief Strategy Officer	- Strategic Planning Team - Global Business Strategy Team - Future Strategy Research Institute - Corporate Culture Development Team

Jae Gwang Soh	August. 1961	Deputy President	- Synergy Management Team - Information & Communication Technology Planning Team - Smart Finance Team - Audit Team

Jung Kee Min	March. 1959	Deputy President & Chief Financial Officer	- Finance Management Team - Investor Relations Team - HR Team

Sin Gee Lee	July. 1956	Deputy President	- Public Relations Team - CSR Team - Management Support Team

Young Jin Lim	November. 1960	Deputy President	- Wealth Management Planning Office

Dong Hwan Lee	September. 1959	Deputy President	- Corporate & Investment Banking Planning Office

Bo Hyuk Yim	March. 1961	Executive Vice President	- Risk Management Team

Woo Gyun Park	March. 1959	Managing Director	- Compliance Team

Byung Chul Lim	January. 1964	Managing Director	- Future Strategy Research Institute

Young Kyo Jeon	August. 1962	Managing Director	- Finance Management Team

Compensation to Directors

1)	Total Amount Approved at the Meeting of Shareholders

(KRW millions)

	Total number of persons	Total amount approved at shareholders’ meeting	Notes
Directors (Outside directors)	12(10)	3,000	—

Note) Represents the aggregate amount for all directors (including Outside directors). Excludes long-term incentives.

2) Total Amount Paid as of September 30, 2014

(KRW millions)

	Total number of Persons	Total Compensation	Average Compensation per person	Notes
Registered Directors	2	1,033	517	Excluding outside directors
Outside Directors	6	236	39	Excluding Audit committee members
Audit committee members or internal auditor	4	173	43

Total	12	1,443	120

Notes :

•	Represents the total number of applicable persons as of September 30, 2014.

•	Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in November 2013, we are required to disclose in our Business Report the individual annual compensation paid by us to our directors and auditors if such individual annual compensation is ￦500 million or greater. In 2014, Dong Woo Han, our Chairman and Chief Executive Officer, received ￦1,033 million which consisted of ￦601 million in salaries and wages and ￦432 million in bonus payments. He also currently holds 14,585 performance shares. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during the period from 2014 to 2017.

Stock Options

(As of October 31, 2014)

	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	2,266,642	251,300	102,389	28,006
Granted in 2006	3,206,173	2,617,517	480,300	108,356	38,829
Granted in 2007	1,231,169	1,025,856	205,313	—	54,560
Granted in 2008	805,174	105,973	185,396	513,805	49,053

Total	7,862,847	6,015,988	1,122,309	724,550	—

Notes :

•	The weighted-average exercise price of outstanding exercisable options as of October 31, 2014 is KRW 44,550

•	The closing price of our common stock was KRW 50,300 on October 31, 2014.

Employees	(As of September. 30, 2014)

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2014 (KRW million)	Average Payment per person (KRW million)
Male	124	2 yrs 7 mths (13 yrs 2 mths) 1)	10,388	84
Female	31	4 yrs 1 mths (7 yrs 6 mths) 1)	1,646	53

Total	155	2 yrs 10 mths (12 yrs) 1)	12,034	78

1)	Average length of service including service within group subsidiaries

5. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Sep. 30, 2014

Name	No. of Common Shares owned	Ownership%
National Pension Service2)	41,795,962	8.81%
BNP Paribas	25,356,276	5.35%

1)	Shareholders who own beneficial ownership of 5% or more (common share basis).
2)	In addition to the common share holdings, National Pension Service holds a total of 2,000,000 shares of Shinhan Financial Group’s series 12 non-voting redeemable preferred stock as of Dec. 31, 2013.

Share ownership of Employee Stock Ownership Association	(Number of shares, %)

Beginning Balance (Jan. 1, 2014)	Increase	Decrease	Ending Balance (Sep. 30, 2014)	Ownership%1) (Sep. 30, 2014)
19,332,502	2,157,157	2,215,655	19,274,004	4.06%

1)	Common share basis.

Common Share Traded on the Korea Exchange	(KRW, number of shares)

		Mar.2014	Apr.2014	May.2014	Jun.2014	Jul.2014	Aug.2014	Sep.2014	Oct.2014
Price per share	High	47,000	47,000	48,000	47,050	51,400	52,500	53,400	51,500
	Low	43,500	44,300	44,350	44,750	45,050	49,600	48,600	46,650
	Avg.	44,738	46,020	46,382	45,766	46,946	51,265	51,450	48,312
Trading Volume		19,108,513	16,844,244	15,069,258	13,242,290	22,024,157	18,969,092	15,330,315	18,282,710
Highest Daily Trading Volume		1,384,236	1,358,277	1,771,421	1,133,644	2,323,992	1,719,788	1,274,251	2,125,736
Lowest Daily Trading Volume		314,973	331,564	348,442	426,735	402,572	378,945	299,495	449,310

American Depositary Receipts traded on the New York Stock Exchange							(USD, number of shares)

		Mar.2014	Apr.2014	May.2014	Jun.2014	Jul.2014	Aug.2014	Sep.2014	Oct.2014
Price per share	High	43.95	44.85	47.00	45.91	50.08	51.71	52.44	48.83
	Low	40.24	42.55	43.69	43.76	43.98	48.80	45.46	43.83
	Avg.	41.79	43.99	45.24	44.74	46.08	50.29	49.67	45.27
Trading Volume		959,833	586,382	1,112,050	1,060,150	1,148,662	936,199	816,760	1,515,371
Highest Daily Trading Volume		91,319	65,948	171,740	117,824	206,681	183,381	72,945	238,875
Lowest Daily Trading Volume		21,689	11,087	14,177	14,098	17,973	14,103	19,966	25,052

Note) 1 ADR = 1 Common Shares

6. Related Party Transactions

Loans to Subsidiaries							(KRW billion)

Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2014)	Decrease	Increase	Ending Balance (Sep. 30, 2014)
Shinhan Investment Corp.	Loans in KRW	2012-01-30	2017-01-30	4.11%	100.0	—	—	100.0
	Loans in KRW	2012-06-28	2017-06-28	3.84%	100.0	—	—	100.0
Shinhan Card	Loans in KRW	2010-10-29	2015-10-29	4.37%	100.0	—	—	100.0
	Loans in KRW	2011-01-28	2016-01-28	4.91%	100.0	—	—	100.0
	Loans in KRW	2011-02-24	2016-02-24	4.82%	250.0	—	—	250.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	100.0	—	—	100.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	150.0	—	—	150.0
Shinhan Capital	Loans in KRW	2011-01-28	2014-01-28	4.53%	50.0	50.0	—	—
	Loans in KRW	2011-04-29	2016-04-29	4.65%	100.0	—	—	100.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	50.0	—	—	50.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	50.0	—	—	50.0
	Loans in KRW	2012-12-14	2017-12-14	3.33%	50.0	—	—	50.0
	Loans in KRW	2013-01-18	2018-01-18	3.18%	50.0	—	—	50.0
	Loans in KRW	2013-09-05	2018-09-05	3.61%	80.0	—	—	80.0
	Loans in KRW	2014-01-27	2019-01-27	3.60%	—	—	50.0	50.0
Shinhan Private Equity	Loans in KRW	2013-08-09	2014-08-08	2.81%	2.5	2.5	—	—
	Loans in KRW	2013-11-27	2014-11-26	3.01%	5.0	—	—	5.0
	Loans in KRW	2014-08-08	2015-08-07	2.81%	—	—	2.5	2.5

Total					1,337.5	52.5	52.5	1,337.5

Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of

September 30, 2014

Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of

September 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Jung Kee Min
Name:	Jung Kee Min
Title:	Chief Financial Officer

Date: November 14, 2014